REFLECT APP, LLC

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Balance Sheet 3

Statement of Income 4

Statement of Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Reflect App, LLC
Austin, Texas

We have reviewed the accompanying financial statements of Reflect App, LLC, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Reflect App, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 30, 2022

REFLECT APP, LLC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	5,825
TOTAL CURRENT ASSETS		5,825
OTHER ASSETS		
Software development costs		79,226
TOTAL ASSETS	$	85,051

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Deferred reveune	$	49,787
TOTAL CURRENT LIABILITIES		49,787
LONG-TERM LIABILITIES		
Note payable - related party		152,000
TOTAL LONG-TERM LIABILITIES		152,000
TOTAL LIABILITIES		201,787
MEMBERS' EQUITY		
Accumulated deficit		(116,736)
TOTAL MEMBERS' EQUITY		(116,736)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	85,051

See independent accountant's review report and accompanying notes to financial statements.

REVENUES	$	**34,513**
COST OF GOODS SOLD		**6,971**
GROSS PROFIT		**27,542**
OPERATING EXPENSES		
Contractors		**126,003**
General and administrative		**13,194**
Professional fees		**5,081**
TOTAL OPERATING EXPENSES		**144,278**
NET OPERATING LOSS		**(116,736)**
NET LOSS	$	**(116,736)**

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

REFLECT APP, LLC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, MARCH 18, 2021 (INCEPTION)	$ -	$ -
Net loss	(116,736)	$ (116,736)
ENDING BALANCE, DECEMBER 31, 2021	$ (116,736)	$ (116,736)

See independent accountant's review report and accompanying notes to financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(116,736)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense		1,571
Increase (decrease) in liabilities:		
Deferred revenue		49,787
CASH USED FOR OPERATING ACTIVITIES		(65,378)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for software development		(80,797)
CASH USED FOR INVESTING ACTIVITIES		(80,797)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of note payable - related party		152,000
CASH PROVIDED BY FINANCING ACTIVITIES		152,000
NET INCREASE IN CASH		5,825
CASH AT INCEPTION		-
CASH AT END OF YEAR	$	5,825

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Reflect App, LLC (the "Company") was incorporated in the State of Delaware on March 18, 2021. The Company specializes as a monthly subscription-based service to take notes both online and offline that sync across devices. The Company operates in the SaaS platform for consumers.

Going Concern
Since Inception, the Company has relied on funds from related party notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Income Taxes
The Company is taxed as a single member limited liability company for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax return and taxed depending on his personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the States of Texas and Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling a subscription service to their Reflect App. The Company's payments are generally collected upfront and annual contracts are accounted for as deferred revenue until they are realized. For the year ending December 31, 2021, the Company recognized $34,513 in revenue.

Software Development Costs
In compliance with ASC 350-50, Accounting for Costs of Computer Software Development and ASC 985-20, Costs of Software to be Sold, Leased or Marketed, in the future, the Company will capitalize and carry forward as assets, the costs to develop the Reflect platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Such costs are expensed. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in September 2021 and recorded $1,571 in amortization expense during the year ending December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

    Software Development Costs (continued)
    The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ending December 31, 2021.

    Advertising Expenses
    The Company expenses advertising costs as they are incurred.

    Organizational Costs
    In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

    New Accounting Pronouncements
    From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

    In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

    In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **Commitments and Contingencies**

    The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Notes Payable – Related Party</u>

Since inception, the founder has provided loans to the Company valued at $152,000 as of December 31, 2021. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

4.   <u>Equity</u>

Units
Under the operating agreement, the Company has issued 10,000,000 Units, which are owned by the founder. As of December 31, 2021, there were 10,000,000 units issued and outstanding.

5.   <u>Going Concern</u>

These financial statements are prepared on a going concern basis. The Company registered on March 18, 2021 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>Subsequent Events</u>

Factored Receivables
During 2022, the Company entered into two separate accounts receivable factoring agreements for a total of $103,560, in exchange for $82,848 cash. The agreements have minimum monthly payments $2,420 and $1,895. The agreements have maturity dates in May and July 2024 and are collateralized by the Company's accounts receivable.

Notes Payable – Related Party
During 2022, the founder has provided an additional $9,200 of cash to the Company. The terms of the loan are consistent with those discussed in Note 3.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through September 30, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.